Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-8875 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com
Security Class
Holder Account Number

Use a black pen. Print in CAPITAL letters inside the areas as shown in this example.

A B C	1 2 3	X

Form of Proxy – Common Shares – Annual and Special Meeting to be held on March 3, 2006

Notes to Proxy
1.	This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer or officers. If not dated, it shall be deemed to bear the date of January 27, 2006.

2.	This Form of Proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular.

3.	THE SHAREHOLDER MAY APPOINT A PROXYHOLDER, OTHER THAN EITHER OF THE PERSONS DESIGNATED IN THE FORM OF PROXY, TO ATTEND AND ACT ON THE SHAREHOLDER’S BEHALF AT THE MEETING, AND MAY DO SO EITHER BY DELETING THE NAMES OF THE DESIGNATED PERSONS AND INSERTING THE NAME OF THE PERSON THE SHAREHOLDER WISHES TO APPOINT IN THE SPACE PROVIDED IN THE FORM OF PROXY, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. THE PROXYHOLDER IS NOT REQUIRED TO BE A SHAREHOLDER OF ROYAL BANK.

4.	THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ROYAL BANK AND THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY THE SHAREHOLDER.

5.	IN THE ABSENCE OF ANY CONTRARY INSTRUCTIONS, THE SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED “FOR” ITEMS 1, 2, 3 AND 4 AND IN FAVOUR OF MANAGEMENT’S PROPOSALS GENERALLY, AND “AGAINST” ITEMS 5, 6 and 7.

6.	Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only.
METHOD OF VOTING

• Complete, sign and date the reverse hereof.	• Complete, sign and date the reverse hereof.

• Return this Proxy in the envelope provided.	• Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249-7775.

• Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.
To ensure your vote is counted, proxies should be received at Computershare Trust Company of Canada, the Bank’s transfer agent, by 5:00 p.m. (Eastern Standard Time) on March 1, 2006, or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.
THANK YOU
               00AESE

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned holder of Common Shares of
ROYAL BANK OF CANADA (“Royal Bank”) hereby appoints:
DAVID P. O’BRIEN, failing whom GORDON M. NIXON
OR
Print the name of the person you are
appointing if this person is someone
instead of the foregoing

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS OF ROYAL BANK TO BE HELD ON THE 3RD DAY OF MARCH 2006, and at any adjournment thereof, with the power of substitution and with all the powers that the undersigned could exercise with respect to the said shares if personally present and with authority to vote at the said proxyholder’s discretion except as herein otherwise specified and to vote and act in said proxyholder’s discretion with respect to amendments or variations to matters referred to in the accompanying Notice of Annual and Special Meeting of Common Shareholders and with respect to other matters that may properly come before the meeting.
The said proxyholder is hereby directed to vote for or against or withhold from voting as indicated below:
The Board of Directors and management recommend that shareholders VOTE FOR items 1, 2, 3 and 4 below:
1.	Election of Directors

		FOR	WITHHOLD			FOR	WITHHOLD			FOR	WITHHOLD

01. W.G. Beattie	w	☐	☐	07. A.D. Laberge	w	☐	☐	13. R.B. Peterson	w	☐	☐
02. G.A. Cohon	w	☐	☐	08. J. Lamarre	w	☐	☐	14. J.P. Reinhard	w	☐	☐
03. D.T. Elix	w	☐	☐	09. B.C. Louie	w	☐	☐	15. C.W. Sewell, Jr.	w	☐	☐
04. J.T. Ferguson	w	☐	☐	10. M.H. McCain	w	☐	☐	16. K.P. Taylor	w	☐	☐
05. P. Gauthier	w	☐	☐	11. G.M. Nixon	w	☐	☐	17. V.L. Young	w	☐	☐
06. T.J. Hearn	w	☐	☐	12. D.P. O’Brien	w	☐	☐

2. Appointment of Auditor					FOR	☐	WITHHOLD	☐

		FOR	AGAINST
3.	Special resolution to confirm an amendment to Section 1.1 of By-law Two to increase the maximum aggregate remuneration for directors	☐	☐

4.	Special resolution to confirm an amendment to Section 1.1.2 of By-law Three to increase the maximum aggregate consideration for First Preferred Shares	☐	☐
The Board of Directors and management recommend that shareholders VOTE AGAINST items 5 to 7 below:
Shareholder Proposals

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST

5. Shareholder Proposal No.1	☐	☐	6. Shareholder Proposal No.2	☐	☐	7. Shareholder Proposal No.3	☐	☐
The three Shareholder Proposals are set out in Schedule ‘C’ to the accompanying Management Proxy Circular.
PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.
Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

Signature(s)

Day	Month	Year

Interim Financial Statements and MD&A Request

ROYAL BANK OF CANADA’S interim financial statements and related management’s discussion and analysis (MD&A) are available at rbc.com/investorrelations, but if you wish to receive them by mail please mark this box. If you do not mark the box, or do not return this form, the interim financial statements and MD&A will not be sent to you in 2006.
☐
Minutes of Meeting Request

Mark this box if you would like to receive the minutes of this Annual and Special Meeting of Common Shareholders. If you do not mark the box, or do not return this form, you will NOT receive these minutes by mail.
☐

               00AETH

RYCQ +